UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-34791

CUSIP NUMBER: 55933J203

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please print or type. Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:                                                          .

PART I

REGISTRANT INFORMATION

MagnaChip Semiconductor Corporation

Full Name of Registrant

MagnaChip Semiconductor LLC

Former Name if Applicable

c/o MagnaChip Semiconductor S.A., 74, rue de Merl,

Address of Principal Executive Office (Street and number)

L-2146 Luxembourg, Grand Duchy of Luxembourg

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

MagnaChip Semiconductor Corporation (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2014 within the prescribed time period without unreasonable effort or expense for the reasons described below:

Background

As disclosed in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on March 11, 2014, the Audit Committee of the Company’s Board of Directors determined that the Company incorrectly recognized revenue on certain transactions and as a result will restate its financial statements. This conclusion was based upon preliminary findings of an ongoing internal review into practices and procedures by management, conducted at the Audit Committee’s request by outside professional advisors and after consultation with management and the Company’s independent auditors.

The Company currently expects to restate its financial statements for each of the first, second and third quarters of 2013 and 2012 and for the years ending 2012 and 2011 (the “Restatement Periods”). Accordingly, as previously reported, the Audit Committee determined that the Company’s financial statements for each of the fiscal years ended December 31, 2012 and December 31, 2011 and the quarters ended March 31st, June 30th, and September 30th in 2013 and 2012 included in the Company’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q for such periods and together with all three, six and nine month financial information contained therein, should no longer be relied upon.

Update on Internal Review and Restatement

As previously announced on March 11, 2014, the Audit Committee of the Company’s Board of Directors has commenced an internal review into the Company’s accounting practices and procedures with outside professional advisors, and such internal review remains ongoing. The scope of the internal review now includes, among other things, errors and adjustments related to revenue recognition, cost of goods sold, inventory and reserves, as well as related business practices, for both distributor and non-distributor customers.

Due to the ongoing nature of the Company’s internal review and restatement process, the Company cannot at this time provide an estimate of the individual or net effect of these errors and adjustments for any given period, but currently expects that the impact of some of the adjustments on certain periods in the Restatement Periods will be material. Company’s management and its outside advisors continue to evaluate and review the various types of errors and adjustments that have been identified as of the date of this report, and these adjustments are subject to change until the Company completes its restatement of its financial statements. In addition, additional errors or adjustments may be identified prior to the completion of the restatement, some or all of which may be material to the Company’s financial statements.

The Company has made substantial progress on the restatement to date, but significant work remains, and the Company is currently unable to estimate when the restatement and related SEC periodic reports will be completed at this time. Because the internal review is ongoing, the Company’s ability to complete the restatement is subject to a number of contingencies, including but not limited to any additional findings of the Audit Committee’s internal review and whether additional accounting errors and adjustments may be identified, the review and audit of the Company’s annual financial statements by its independent auditor, and the number and complexity of the periods covered by the restatement and the periodic reports that will be required to be filed with the SEC to reflect the restatement.

As a result of the foregoing, the Company does not expect that it will be in a position to complete the restatement and preparation of its second quarter 2014 financial statements and file its Quarterly Report on Form 10-Q within the 5-day extension period provided in Rule 12b-25(b).

Safe Harbor for Forward-Looking Statements

Information in this Form 12b-25 report regarding the Company’s forecasts, business outlook, expectations and beliefs are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. All forward-looking statements included in this report, including expectations about the Company’s internal review scope, findings and assessments, the identification and estimation of adjustments to and impact on prior or future periods of accounting errors, and management’s expectations related to the timing and content of future financial statement reporting and periods of restatement, are based upon information available to the Company as of the date of this report, which may change, and we assume no obligation to update any such forward-looking statements. These statements are not guarantees of future performance and actual results could differ materially from our current expectations. Factors that could cause or contribute to such differences include the actual findings of the Audit Committee’s internal review of the Company’s financial statements and accounting and business practices and policies; the impact of the accounting errors and adjustments on the Company’s prior and future financial statements; the identification of additional errors or adjustments not known to the Company as of the date hereof; the impact of the internal review, restatement and delayed SEC report filings on the Company’s business, including its customers, suppliers, counterparties, and under the Company’s debt instruments; the extent of any material weakness or significant deficiencies in the Company’s internal controls over financial reporting; and other risks and uncertainties of the Company’s business detailed from time to time in the Company’s filings with the SEC, including our Form 10-K filed on February 22, 2013 and subsequent registration statements, amendments or other reports that we may file from time to time with the SEC and/or make available on our website (without regard to any financial information described therein to the extent it relates to the Restatement Periods). The Company assumes no obligation and does not intend to update the forward-looking statements provided, whether as a result of new information, future events or otherwise.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Theodore S. Kim	+82 (2) 6903-3073
(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes ☒ No

Annual Report on Form 10-K for fiscal year ended December 31, 2013

Quarterly Report on Form 10-Q for fiscal quarter ended March 31, 2014

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in Part III of this report, due to the Audit Committee’s ongoing internal review and the Company’s pending review and restatement of the financial statements for the Restatement Periods, which include the Company’s fiscal quarter ended June 30, 2013, the Company is currently unable to make a reasonable estimate of any changes in results of operations in its financial statements for the quarter ended June 30, 2014 compared to the corresponding period in 2013 until the review and restatement is completed.

MagnaChip Semiconductor Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 12, 2014	By:	/s/ Theodore S. Kim
		Name:	Theodore S. Kim
		Title:	Senior Vice President, General Counsel and Secretary